Mail Stop 3561

November 3, 2006

<u>By U.S. Mail</u>

Mr. David Hauser
Principal Financial Officer
Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202-1803

      Re: Duke Energy Corporation
             Form 10-K for the year ended December 31, 2005
             Filed March 6, 2006
             File No. 1-4928

Dear Mr. McDonald,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Michael Moran, Esq.
             Branch Chief